Churchill Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 701,451
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	3,837
(Increase) decrease in operating assets:	
Deposits with clearing firms	3,191
Receivable from brokers and dealers	(5,715)
Prepaid expenses	3,508
Increase in operating liabilities:	
Accounts payable and accrued expenses	(30,109)
Net cash provided by operating activities	676,163
Cash flows from investing activities:	
Purchase of fixed assets	(4,402)
Net cash used in investing activities	(4,402)
Cash flows from financing activities:	
Member distributions	(798,000)
Net cash used in financing activities	(798,000)
Net decrease in cash and equivalents	(126,239)
Cash and equivalents, beginning of year	178,522
Cash and equivalents, end of year	$ 52,283

See accompanying notes.